UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Alimera Sciences, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
016259103
(CUSIP Number)

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
850 Winter Street
Polaris Venture Partners	Waltham, MA 02451
1000 Winter Street	Attn: Jay K. Hachigian, Esq.
Waltham, MA 02451	(781) 890-8800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	016259103

1	NAMES OF REPORTING PERSONS Polaris Venture Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,789,895

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,789,895

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,789,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	016259103

1	NAMES OF REPORTING PERSONS Polaris Venture Partners Entrepreneurs’ Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		87,586

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		87,586

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	87,586

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	016259103
SCHEDULE 13D
Item 1. Security and Issuer.
This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the “Common Stock”), of Alimera Sciences, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 6120 Windward Parkway, Suite 290, Alpharetta, Georgia 30005.
Item 2. Identity and Background.
(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Polaris Venture Partners IV, L.P. (“PVP IV”), and Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVPE IV” and together with PVP IV, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.
(b)-(c) The principal business of each of PVP IV and PVPE IV is that of a private investment partnership. The sole general partner of PVP IV and PVPE IV is Polaris Venture Management Co. IV, L.L.C. (“PVM IV”). The principal business of PVM IV is that of acting as the general partner of PVP IV and PVPE IV. Jonathan A. Flint, Terrance G. McGuire and Alan G. Spoon are the managing members of PVM IV.
The principal business address of each of the entities and individuals named in this Item 2 is c/o Polaris Venture Partners, 1000 Winter Street, Waltham, Massachusetts, 02451.
(d)-(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the individuals named in this Item 2 is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
On April 21, 2010, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-162782) in connection with its initial public offering of 6,550,000 shares of Common Stock was declared effective. The closing of the offering took place on April 27, 2010, and at such closing PVP IV purchased 371,240 shares of Common Stock and PVPE IV purchased 6,788 shares of Common Stock at the initial public offering price of $11.00 per share. The source of funds for such purchase was the working capital of PVP IV and PVPE IV, respectively.

CUSIP No.	016259103
Item 4. Purpose of Transaction.
Each of PVP IV and PVPE IV purchased additional Common Stock of the Issuer for investment purposes. Bryce Youngren, a director of the Issuer, holds certain voting powers with respect to the reportable securities owned by PVP IV and PVPE IV, but except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
The information below is based on a total of 31,051,055 shares of Common Stock outstanding as of the date of the event which requires the filing of this statement.
(a) PVP IV directly beneficially owns 4,789,895 shares of Common Stock, or approximately 15.4% of the Common Stock outstanding. PVPE IV directly beneficially owns 87,586 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding. PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to indirectly beneficially own the securities owned by PVP IV and PVPE IV.
(b) The managing members of PVM IV and Bryce Youngren may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP IV and PVPE IV. Each such person disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a member of PVM IV, in the securities owned by PVP IV and PVPE IV.
(c) Prior to the effectiveness of the Issuer’s initial public offering, the Issuer effected a 3.4 to 1 reverse split of the Common Stock. Upon closing of the initial public offering, all shares of the Issuer’s outstanding series of Preferred Stock were converted to Common Stock on a 1-for-1 basis. Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.
(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

CUSIP No.	016259103
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Each of PVP IV and PVPE IV is a party to that certain Second Amended and Restated Investor Rights Agreement, dated March 17, 2008, (the “Investor Rights Agreement”), which is attached as an exhibit to the Issuer’s Amendment No. 1 to Form S-1 filed on December 23, 2009 and incorporated by reference herein. Effective as of the consummation of the Issuer’s public offering, Section 3, Section 4 (other than Section 4.1(m)) and Section 5 of the Investor Rights Agreement were terminated. Pursuant to the Investor Rights Agreement, each of PVP IV and PVPE IV (a) has certain registration rights with respect to its Common Stock, (b) is subject to certain restrictions on the sale of its Common Stock.
Item 7. Material to be Filed as Exhibits.
Exhibit A — Joint Filing Agreement (appears at page 8 of this statement)

CUSIP No.	016259103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2010	POLARIS VENTURE PARTNERS IV, L.P.
	By:	Polaris Venture Management Co. IV, L.L.C., its General Partner

	By:	/s/ John Gannon
	Name:	John Gannon
	Title:	Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.
	By:	Polaris Venture Management Co. IV, L.L.C., its General Partner

	By:	/s/ John Gannon
	Name:	John Gannon
	Title:	Member

CUSIP No.	016259103
Exhibit A
AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D
The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: September 10, 2010	POLARIS VENTURE PARTNERS IV, L.P.
	By:	Polaris Venture Management Co. IV, L.L.C., its General Partner

	By:	/s/ John Gannon
	Name:	John Gannon
	Title:	Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.
	By:	Polaris Venture Management Co. IV, L.L.C., its General Partner

	By:	/s/ John Gannon
	Name:	John Gannon
	Title:	Member